FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


SEC MAIL PROCESSING
RECEIVED
SEP 07 2005
SECTION

Bear Stearns Asset Backed Securities I LLC
Exact Name of Registrant as Specified in Charter

0001283557
Registrant CIK Number

Form 8-K, August 29, 2005, Series 2005-TC2

333-125422

Name of Person Filing the Document
(If Other than the Registrant)


05065867

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED
SECURITIES I LLC



By:
Name: Joseph T. Jurkowski, Jr.
Title: Vice President

Dated: August 29, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR, STEARNS & CO. INC.
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

$470,155,000 (Approximate)

Bear Stearns Asset Backed Securities I Trust 2005-TC2
Issuer

Asset-Backed Certificates, Series 2005-TC2

Bear Stearns Asset Backed Securities I LLC
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller and Master Servicer

July 13, 2005

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.

383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$470,155,000 (Approximate)
Bear Stearns Asset Backed Securities I Trust 2005-TC2
Asset-Backed Certificates, Series 2005-TC2

Bear Stearns Asset Backed Securities I LLC
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller and Master Servicer

TRANSACTION HIGHLIGHTS

Characteristics of the Certificates (1), (2), (3), (4), (5), (6)

Classes	Sizes	Coupon	Avg Life To Call (years)	Principal Lockout (months)	Principal Window (months)	Final Sch. Distribution Date	Ratings Moody's/S&P
Class A-1	$227,859,000	Floating	[1.000]	0	23	[05/25/26]	Aaa / AAA
Class A-2	127,728,000	Floating	[3.000]	22	40	[05/25/33]	Aaa / AAA
Class A-3	52,093,000	Floating	[6.144]	61	16	[08/25/35]	Aaa / AAA
Class M-1	27,930,000	Floating	[4.548]	40	37	[08/25/35]	Aa2 / AA
Class M-2	19,600,000	Floating	[4.462]	38	39	[08/25/35]	A2 / A
Class M-3	4,900,000	Floating	[4.437]	37	40	[08/25/35]	A3 / A-
Class M-4	4,165,000	Floating	[4.415]	37	40	[08/25/35]	Baa1 / BBB+
Class M-5	2,940,000	Floating	[4.415]	37	40	[08/25/35]	Baa2 / BBB
Class M-6	2,940,000	Floating	[4.415]	37	40	[08/25/35]	Baa3 / BBB-
Class M-7	2,450,000	Floating	[4.415]	Not	offered	hereby	Ba1 / BB+
Class M-8	4,900,000	Floating	[4.392]	Not	offered	hereby	Ba2 / BB

Notes:

(1) The Certificate sizes are approximate and subject to a variance of +/- 10%.
(2) Certificates are priced to the 10% optional clean-up call.
(3) Based on the pricing prepayment speed described herein.
(4) The Class A Certificates and Class M Certificates are subject to a Net WAC Rate Cap.
(5) The coupon for each class of Certificates is equal to the lesser of (a) One-month LIBOR plus the related margin and (b) the Net WAC Rate Cap.
(6) After the Optional Termination Date, the margins on each of the Class A-2 and Class A-3 Certificates will increase to 2.0 times their related initial margins; and the margins on the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates will increase to 1.5 times their related initial margins.

Depositor:	Bear Stearns Asset Backed Securities I LLC.
Originator:	Town and Country Credit Corporation.
Master Servicer and Mortgage Loan Seller:	EMC Mortgage Corporation.
Trustee:	LaSalle Bank National Association.
Custodian:	LaSalle Bank National Association.
Underwriter:	Bear, Stearns & Co. Inc.
Swap Provider:	[To be determined].
Offered Certificates:	Approximately $407,680,000 senior floating-rate Certificates (the "Class A Certificates") and approximately $62,475,000 mezzanine floating-rate Certificates (the "Class M Certificates"; and except for the Class M-7 Certificates and Class M-8 Certificates, together with the Class A Certificates, the "Offered Certificates"). The Class A Certificates and the Class M Certificates are backed by adjustable-rate and fixed-rate, first and second lien, closed-end, subprime mortgage loans (the "Mortgage Loans").
Non-Offered Certificates:	The Class M-7, Class M-8, Class CE, Class P and Class R Certificates will not be publicly offered.
Collateral:	As of the Cut-off Date, the Mortgage Loans consisted of approximately 2,218 fixed- and adjustable-rate, first and second lien, closed-end subprime mortgage loans totaling approximately $496,510,201.
Expected Pricing Date:	On or about July [13], 2005.
Closing Date:	On or about August [31], 2005.
Cut-off Date:	The close of business on August 1, 2005.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in September 2005.
Record Date:	For each class of Offered Certificates, the business day preceding the applicable Distribution Date so long as such class of certificates are in book-entry form; and otherwise the record date shall be the last business day of the month immediately preceding the applicable Distribution Date.
Delay Days:	0 (zero) days on all Offered Certificates.
Determination Date:	The Determination Date with respect to any Distribution Date will be the 15th day of the calendar month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.

Interest Accrual Period:	For any Distribution Date with respect to the Offered Certificates, is the period commencing on the Distribution Date of the month immediately preceding the month in which the Distribution Date occurs or, in the case of the first period, commencing on the Closing Date, and ending on the day preceding such Distribution Date. All distributions of interest on the Offered Certificates will be based on a 360-day year and the actual number of days in the applicable Interest Accrual Period. The Offered Certificates will initially settle flat (no accrued interest).
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the period commencing on the 16th day of the month prior to the month in which the related Distribution Date occurs and ending on the 15th day of the month in which such Distribution Date occurs.
ERISA Considerations:	It is expected that the Offered Certificates will be ERISA eligible after the termination of the Swap Agreement. Prior to that time, persons using plan assets may purchase the Offered Certificates if the purchase and holding meets the requirements of an investor-based class exemption issued by the Department of Labor. Investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such certificates.
Legal Investment:	It is not anticipated that any of the Offered Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA).
Tax Matters:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.
Optional Termination:	At its option, the majority holder of the Class CE Certificates may purchase all of the Mortgage Loans (and properties acquired on behalf of the trust) when the principal balance of the Mortgage Loans remaining in the trust, as of the last day of the related Due Period has been reduced to less than 10% of the principal balance of the Mortgage Loans as of the Cut-off Date. If the majority holder of the Class CE Certificates does not exercise such right, then the Master Servicer may purchase all of the Mortgage Loans (and properties acquired on behalf of the trust) when the principal balance of the Mortgage Loans remaining in the trust, as of the last day of the related Due Period, has been reduced to less than 5% of the principal balance of the Mortgage Loans as of the Cut-off Date. Such a purchase will result in the early retirement of all the certificates. In such case, the Class A Certificates and the Class M Certificates will be redeemed at par plus accrued interest.
Administrative Fees:	The sum of the "Servicing Fee" calculated at the "Servicing Fee Rate" of 0.500% per annum and the "Trustee Fee". Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.
Principal & Interest Advances:	The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Master Servicer is entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.

Servicing Advances:

The Master Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (i) expenses in connection with a foreclosed Mortgage Loan prior to the liquidation of such loan, (ii) the costs of any judicial proceedings, including foreclosures and (iii) the cost of managing and liquidating property acquired in relation to the Mortgage Loans, as long as it deems the costs to be recoverable. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Compensating Interest:

The Master Servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans.

Step-up Coupon:

If the Optional Termination is not exercised on the first Distribution Date following the Distribution Date on which it could have been exercised, the margin on each of the Class A-2 Certificates and Class A-3 Certificates will increase to 2.0 times their related initial margins and the margins on each of the Class M Certificates will increase to 1.5 times their related initial margins.

Prepayment Assumption:

Fixed Rate Mortgage Loans: 4% CPR growing to 25% CPR over 12 months, and 25% CPR thereafter.
Adjustable Rate Mortgage Loans: 4% CPR growing to 35% CPR over 12 months, and 35% CPR thereafter.

Credit Enhancement:

1. Excess Spread (excluding Net Swap Payments received from the Swap Provider)
2. Any Net Swap Payments received from the Swap Provider
3. Overcollateralization
4. Subordination

Interest Remittance Amount:

With respect to any Distribution Date, that portion of the available distribution amount for that Distribution Date that represents interest received or advanced on the Mortgage Loans (net of Administrative Fees and any Net Swap Payment or Swap Termination Payment owed to the Swap Provider not resulting from an event of default or certain termination events with respect to the Swap Provider (a "Swap Provider Trigger Event")).

Overcollateralization Amount:

The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans (including any reduction for Realized Losses) over (ii) the aggregate Certificate Principal Balance of the Class A Certificates and Class M Certificates, after taking into account the distributions of principal to be made on such Distribution Date.

Overcollateralization Target Amount:

With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 2.55% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) approximately 5.10% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (y) approximately $2,450,000 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Offered Certificates is expected to be fully funded on the Closing Date.

Overcollateralization Increase Amount: With respect to any Distribution Date, an amount equal to the lesser of (i) available excess cashflow from the Mortgage Loans available for payment of Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the Overcollateralization Target Amount for that Distribution Date over (y) the Overcollateralization Amount for that Distribution Date.

Overcollateralization Reduction Amount: With respect to any Distribution Date for which the Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the Mortgage Loans for that Distribution Date.

Excess Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of the Overcollateralization Amount over the Overcollateralization Target Amount.

Stepdown Date: The later to occur of (x) the Distribution Date occurring in September 2008 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of the Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to approximately [33.60]%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any Class of Certificates for any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the Class CE Certificates) by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	Initial CE %	CE % On/After Stepdown Date
A	[16.80]%	[33.60]%
M-1	[11.10]%	[22.20]%
M-2	[7.10]%	[14.20]%
M-3	[6.10]%	[12.20]%
M-4	[5.25]%	[10.50]%
M-5	[4.65]%	[9.30]%
M-6	[4.05]%	[8.10]%
M-7	[3.55]%	[7.10]%
M-8	[2.55]%	[5.10]%

Trigger Event: If either the Delinquency Test or the Cumulative Loss Test is violated.

Delinquency Test: The Delinquency Test is violated on any Distribution Date if the percentage obtained by dividing (x) the aggregate outstanding principal balance of Mortgage Loans delinquent 60 days or more (including Mortgage Loans that are in foreclosure, have been converted to REO Properties or have been discharged by reason of bankruptcy) by (y) the aggregate outstanding principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [43]% of the Credit Enhancement Percentage.

Cumulative Loss Test: The Cumulative Loss Test is violated on any Distribution Date if the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

[Distribution Date Occurring in	Percentage
September 2008 through August 2009	[2.05]%
September 2009 through August 2010	[3.25]%
September 2010 through August 2011	[4.20]%
September 2011 and thereafter	[4.80]%]

Realized Losses: Generally, any Realized Losses on the Mortgage Loans will be absorbed first, by Excess Spread, second, by the Overcollateralization Amount, third, by the Class M Certificates in reverse numerical order and fourth, to the Class A Certificates on a pro rata basis, based on the Certificate Principal Balance of each such class.

Expense Adjusted Mortgage Rate: The applicable mortgage rate (as adjusted for the actual number of days in the related Interest Accrual Period) on each Mortgage Loan as of the first day of the related Due Period minus the sum of the (i) Servicing Fee Rate and (ii) the Trustee Fee Rate.

Net WAC Rate Cap: For any Distribution Date is the excess, if any, of (A) with respect to the Class A Certificates and Class M Certificates, the weighted average of the Expense Adjusted Mortgage Rates of the Mortgage Loans as of the related due date prior to giving effect to any reduction in the Stated Principal Balances of such Mortgage Loans on such due date, over (B) the sum of (x) a per annum rate equal to the Net Swap Payment payable to the Swap Provider on such Distribution Date, divided by the outstanding principal balance of the Mortgage Loans as of the related due date prior to giving effect to any reduction in the Stated Principal Balances of such Mortgage Loans on such due date, multiplied by 12, and (y) any Swap Termination Payment not due to a Swap Provider Trigger Event payable to the Swap Provider, divided by the outstanding principal balance of the Mortgage Loans as of the related due date prior to giving effect to any reduction in the Stated Principal Balances of such Mortgage Loans on such due date.

Pass-Through Rates:

The Pass-Through Rate with respect to each class of Class A Certificates and Class M Certificates will be the lesser of (x) the London interbank offered rate for one month United States dollar deposits, which we refer to as One-Month LIBOR plus the related Margin, and (y) the Net WAC Rate Cap adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Swap Agreement:

On the Closing Date, the Swap Administrator will enter into a Swap Agreement with an initial notional amount of [$490,000,000]. Under the Swap Agreement, the Swap Administrator shall be obligated to pay to the Swap Provider an amount equal to [4.080%] (per annum) on the swap notional amount and the Swap Administrator will be entitled to receive from the Swap Provider an amount equal to One-Month LIBOR (as determined pursuant to the Swap Agreement) on the swap notional amount on each Distribution Date, accrued during each swap accrual period until the swap is retired. Only the net amount (the "Net Swap Payment") of the two obligations above will be paid by the appropriate party. To the extent that the Swap Administrator is obliged to make a Net Swap Payment on any Distribution Date, amounts otherwise available to certificateholders will be applied to make a net payment to the Swap Administrator in the same amount, for payment to the Swap Provider.

Upon early termination of the Swap Agreement, the Swap Administrator or the Swap Provider may be liable to make a termination payment (the "Swap Termination Payment") to the other party, regardless of which party caused the termination. The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. **In the event that the Swap Administrator is required to make a Swap Termination Payment, the trust will be required to make a payment to the Swap Administrator in the same amount, which amount will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to distributions to Certificateholders (other than a Swap Termination Payment due to a Swap Provider Trigger Event).** Shown below is the swap notional amount schedule, which generally has been derived by adding (A) for the fixed rate collateral, a notional balance corresponding to 1.25x the pricing speed and (B) for the adjustable rate collateral (1) during the respective fixed rate period, a notional balance corresponding to 1.25x the pricing speed and (2) during the respective adjustable rate period, zero.

Period	Notional Balance ($)	Period	Notional Balance ($)
1	490,000,000.00	31	75,190,302.67
2	483,630,322.00	32	72,775,612.47
3	475,879,050.00	33	70,437,802.66
4	466,760,297.40	34	68,174,441.84
5	456,299,852.90	35	65,983,175.05
6	444,535,503.40	36	63,861,721.50
7	431,517,217.40	37	61,807,872.12
8	417,307,173.70	38	59,819,487.38
9	401,979,620.70	39	57,894,495.10
10	385,624,771.20	40	56,030,888.32
11	369,669,165.00	41	54,226,723.28
12	354,392,866.00	42	52,480,117.43
13	339,766,800.40	43	50,789,247.49
14	325,762,570.80	44	49,152,347.66
15	312,353,046.30	45	47,567,707.72
16	299,512,304.40	46	46,033,671.36
17	287,215,576.80	47	44,548,634.45
18	275,439,196.90	48	43,111,043.45
19	264,160,550.40	49	41,719,393.73
20	253,358,027.10	50	40,372,228.16
21	243,010,976.10	51	39,068,135.52
22	233,099,495.80	52	37,805,749.12
23	223,604,657.50	53	36,583,745.34
24	214,521,380.70	54	35,400,842.35
25	91,439,369.37	55	34,255,798.75
26	88,507,731.77	56	33,147,412.29
27	85,669,313.56	57	32,074,518.72
28	82,921,169.60	58	31,035,990.48
29	80,260,447.26	59	30,030,735.64
30	77,684,383.63	60	29,051,354.95

Interest Carry Forward Amount: For each class of Offered Certificates, and on any Distribution Date, the sum of (i) the excess of (A) the interest accrued during the related Interest Accrual Period for such Class (excluding any Basis Risk Shortfall Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such Distribution Dates and (ii) interest on such excess at the Pass-Through Rate for such class.

Interest Distribution Amount: The Interest Distribution Amount for the Offered Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to the Distribution Date at the Pass-Through Rate for that class, in each case, reduced by any Prepayment Interest Shortfalls to the extent not covered by Compensating Interest payable by the Master Servicer and any shortfalls resulting from the application of the Relief Act.

Senior Interest Distribution Amount: The Senior Interest Distribution Amount for any Distribution Date and any Class A Certificates is equal to the Interest Distribution Amount for such Distribution Date for the related Class A Certificates and the Interest Carry Forward Amount, if any, for that Distribution Date for the related Class A Certificates.

Basis Risk Shortfall Carryover Amount: With respect to any Distribution Date and the Class A Certificates and Class M Certificates the excess of (i) the amount of interest such class would have accrued on such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (ii) the amount of interest such class of Certificates received on such Distribution Date if the Pass Through Rate is limited to the Net WAC Rate Cap, together with the unpaid portion of any such amounts from prior Distribution Dates (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap). The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carryover Amount.

Basis Risk Shortfall: Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and most of the adjustable-rate Mortgage Loans will adjust based on six-month LIBOR after an initial fixed-rate period of two, three or five years following the date of origination, and the Pass-Through Rates on the Offered Certificates are based on one-month LIBOR, the application of the Net WAC Rate Cap could result in shortfalls of interest otherwise payable on those certificates in certain periods (such shortfalls, "Basis Risk Shortfalls"). This may also occur if six-month LIBOR rises quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If Basis Risk Shortfalls occur, they will be carried forward as Basis Risk Shortfall Carryover Amounts and paid from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or any subsequent Distribution Date.

Interest Payment Priority:

On each Distribution Date, the Interest Remittance Amount will be distributed in the following order of priority:

(i) from the Interest Remittance Amount, to the holders of the Class A-1, Class A-2 and Class A-3 Certificates pro rata based on the amount of accrued interest payable to such classes of certificates, the Senior Interest Distribution Amount allocable to such Certificates;.

(ii) from the remaining Interest Remittance Amount, to the holders of the Class M-1 Certificates, the Interest Distribution Amount for such Certificates;

(iii) from the remaining Interest Remittance Amount, to the holders of the Class M-2 Certificates, the Interest Distribution Amount for such Certificates;

(iv) from the remaining Interest Remittance Amount, to the holders of the Class M-3 Certificates, the Interest Distribution Amount for such Certificates;

(v) from the remaining Interest Remittance Amount, to the holders of the Class M-4 Certificates, the Interest Distribution Amount for such Certificates;

(vi) from the remaining Interest Remittance Amount, to the holders of the Class M-5 Certificates, the Interest Distribution Amount for such Certificates;

(vii) from the remaining Interest Remittance Amount, to the holders of the Class M-6 Certificates, the Interest Distribution Amount for such Certificates;

(viii) from the remaining Interest Remittance Amount, to the holders of the Class M-7 Certificates, the Interest Distribution Amount for such Certificates; and

(ix) from the remaining Interest Remittance Amount, to the holders of the Class M-8 Certificates, the Interest Distribution Amount for such Certificates.

Principal Payment Priority: On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Principal Distribution Amount shall be distributed as follows:

(i) the Principal Distribution Amount sequentially to the holders of the Class A-1, Class A-2 and Class A-3 Certificates, in that order, until the Certificate Principal Balance of each such class has been reduced to zero;

(ii) to the holders of the Class M-1 Certificates, any Principal Distribution Amount remaining after the distributions described in (i) above, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, any Principal Distribution Amount remaining after the distributions described in (i) and (ii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-3 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii) and (iii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii) and (iv) above, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-5 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv) and (v) above, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-6 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v) and (vi) above, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-7 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi) and (vii) above, until the Certificate Principal Balance thereof has been reduced to zero; and

(ix) to the holders of the Class M-8 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii) above, until the Certificate Principal Balance thereof has been reduced to zero

Principal Payment Priority:

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Principal Distribution Amount shall be distributed as follows:

(i) the Principal Distribution Amount sequentially to the holders of the Class A-1, Class A-2 and A-3 Certificates, in that order, to the extent of the Class A Principal Distribution Amount, until the Certificate Principal Balance of each such class has been reduced to zero;

(ii) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-7 Certificates, the Class M-7 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(ix) to the holders of the Class M-8 Certificates, the Class M-8 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero

Swap Payments:

Funds payable under the swap agreement will be deposited into a reserve account (the "Swap Account").

Funds in the Swap Account that are payable to the Swap Provider will be paid from any available funds prior to distributions on the Certificates and will be distributed on each Distribution Date in the following order of priority:

1) to the Swap Provider, any Net Swap Payment owed for such Distribution Date; and
2) to the Swap Provider, any Swap Termination Payment not due to a Swap Provider Trigger Event.

Funds in the Swap Account that are payable to the trust will be distributed on each Distribution Date in the following order of priority:

1) to the holders of the Class A Certificates, on a pro rata basis, to pay accrued interest and any Interest Carry Forward Amount to the extent of the interest portion of any Realized Loss on the Mortgage Loans, in each case to the extent unpaid from the Interest Remittance Amount;
2) to the holders of the Class M Certificates, sequentially, to pay accrued interest and any Interest Carry Forward Amount to the extent of the interest portion of any Realized Loss on the Mortgage Loans, in each case to the extent unpaid from the Interest Remittance Amount;
3) to pay, first to the Class A Certificates on a pro rata basis, and second, sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates, in that order, any Basis Risk Carryover Amounts for such Distribution Date;
4) to pay as principal to the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates to maintain the Overcollateralization Target Amount for such Distribution Date (to the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount as a result of Realized Losses and to the extent not covered by Net Monthly Excess Cashflow) distributed in the same manner and priority as the Principal Distribution Amount; and
5) to the party named in the Pooling and Servicing Agreement, any remaining amounts.

Net Monthly Excess Cashflow Distributions:

With respect to any Distribution Date, the available distribution amount remaining after distribution of the Interest Remittance Amount and the Principal Distribution Amount as described above ("Net Monthly Excess Cashflow") shall be distributed as follows to the extent not covered by amounts paid pursuant to the Swap Agreement (other than in the case of clause (i) below):

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount, distributable as part of the Principal Distribution Amount;

(ii) from Net Monthly Excess Cashflow attributable to the Interest Remittance Amount, to the holders of the Class A Certificates, in an amount equal to any Interest Carry Forward Amounts to the extent unpaid from the Interest Remittance Amount or amounts paid to the trust pursuant to the Swap Agreement.

(iii) from Net Monthly Excess Cashflow attributable to the Interest Remittance Amount, to the holders of the Class A Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iv) to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates, in that order, in an amount equal to the related Interest Carry Forward Amount allocable to such Certificates;

(v) to make payments to a reserve account, to the extent required to distribute to the holders of the Class A Certificates any Basis Risk Carryover Amounts for such classes;

(vi) to make payments to a reserve account, to the extent required to distribute to the holders of the Class M Certificates any Basis Risk Carryover Amounts for such classes;

(vii) to the holders of the Class A Certificates and Class M Certificates, in an amount equal to such certificates' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Relief Act, in each case, without interest accrued thereon;

(viii) to the Swap Provider, any Swap Termination Payment for such Distribution Date due to a Swap Provider Trigger Event; and

(ix) to the holders of the Class CE, Class R and Class P Certificates as provided in the Pooling and Servicing Agreement.

Principal Distribution Amount:

The Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS (v) the sum of (a) any Net Swap Payment, or any Swap Termination Payment not due to a Swap Provider Trigger Event, owed to the Swap Provider to the extent not paid on prior Distribution Dates from the Interest Remittance Amount on such Distribution Dates and (b) a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date allocated to the Principal Distribution Amount based on the amount of principal for such Distribution Date.

Class A Principal Distribution Amount: The Class A Principal Distribution Amount is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 66.40% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,450,000.

Class M-1 Principal Distribution Amount: The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 77.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,450,000.

Class M-2 Principal Distribution Amount: The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates and Class M-1 Certificates (after taking into account the payment of the Class A and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 85.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,450,000.

Class M-3 Principal Distribution Amount: The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 87.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,450,000.

Class M-4 Principal Distribution Amount: The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 89.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,450,000.

Class M-5 Principal Distribution Amount:	The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 90.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,450,000.
Class M-6 Principal Distribution Amount:	The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 91.90% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,450,000.
Class M-7 Principal Distribution Amount:	The Class M-7 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 92.90% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,450,000.
Class M-8 Principal Distribution Amount:	The Class M-8 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-8 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 94.90% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,450,000.

Available Funds Cap

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Sep-05	6.508	22.810	39	25-Dec-08	7.003	13.720
2	25-Oct-05	6.041	22.300	40	25-Jan-09	6.814	13.900
3	25-Nov-05	5.965	22.170	41	25-Feb-09	6.808	13.920
4	25-Dec-05	6.041	22.180	42	25-Mar-09	7.389	14.630
5	25-Jan-06	5.964	22.020	43	25-Apr-09	6.795	13.880
6	25-Feb-06	5.964	21.930	44	25-May-09	6.972	14.080
7	25-Mar-06	6.217	22.080	45	25-Jun-09	6.783	13.830
8	25-Apr-06	5.963	21.700	46	25-Jul-09	6.959	14.450
9	25-May-06	6.044	21.650	47	25-Aug-09	6.771	14.230
10	25-Jun-06	5.963	21.410	48	25-Sep-09	6.764	14.200
11	25-Jul-06	6.045	21.340	49	25-Oct-09	6.940	14.420
12	25-Aug-06	5.962	21.100	50	25-Nov-09	6.752	14.150
13	25-Sep-06	5.962	20.950	51	25-Dec-09	6.927	14.370
14	25-Oct-06	6.048	20.890	52	25-Jan-10	6.739	14.150
15	25-Nov-06	5.961	20.650	53	25-Feb-10	6.733	14.160
16	25-Dec-06	6.050	20.600	54	25-Mar-10	7.309	14.910
17	25-Jan-07	5.961	20.360	55	25-Apr-10	6.720	14.110
18	25-Feb-07	5.960	20.220	56	25-May-10	6.895	14.320
19	25-Mar-07	6.255	20.380	57	25-Jun-10	6.708	14.060
20	25-Apr-07	5.960	19.940	58	25-Jul-10	6.943	14.650
21	25-May-07	6.053	19.900	59	25-Aug-10	6.755	14.420
22	25-Jun-07	5.960	19.670	60	25-Sep-10	6.834	8.880
23	25-Jul-07	6.707	20.450	61	25-Oct-10	7.055	9.150
24	25-Aug-07	6.588	20.200	62	25-Nov-10	6.820	8.840
25	25-Sep-07	6.697	12.780	63	25-Dec-10	7.041	9.120
26	25-Oct-07	6.870	12.950	64	25-Jan-11	6.807	8.810
27	25-Nov-07	6.687	12.750	65	25-Feb-11	6.800	8.790
28	25-Dec-07	6.860	12.930	66	25-Mar-11	7.522	9.710
29	25-Jan-08	6.735	13.120	67	25-Apr-11	6.787	8.760
30	25-Feb-08	6.730	13.110	68	25-May-11	7.007	9.030
31	25-Mar-08	7.096	13.500	69	25-Jun-11	6.774	8.720
32	25-Apr-08	6.719	13.080	70	25-Jul-11	6.993	9.000
33	25-May-08	6.893	13.260	71	25-Aug-11	6.761	8.690
34	25-Jun-08	6.709	13.050	72	25-Sep-11	6.754	8.670
35	25-Jul-08	6.958	13.720	73	25-Oct-11	6.972	8.940
36	25-Aug-08	6.844	13.580	74	25-Nov-11	6.741	8.640
37	25-Sep-08	6.838	13.560	75	25-Dec-11	6.959	8.910
38	25-Oct-08	7.015	13.750	76	25-Jan-12	6.728	8.600
39	25-Nov-08	6.825	13.520				

(1) Assumes 1-month LIBOR at 3.70% and 6-month LIBOR at 3.95% no losses and is run at the pricing speed to call.
(2) Assumes the 1-month LIBOR and 6-month LIBOR equals 20%, no losses and run at the pricing speed to call.

BEAR STEARNS

Excess Spread Before Losses (Basis Points)

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Sep-05	217	217	39	25-Dec-08	298	278
2	25-Oct-05	215	215	40	25-Jan-09	290	269
3	25-Nov-05	214	214	41	25-Feb-09	289	269
4	25-Dec-05	215	215	42	25-Mar-09	316	299
5	25-Jan-06	214	213	43	25-Apr-09	289	268
6	25-Feb-06	214	213	44	25-May-09	297	277
7	25-Mar-06	216	216	45	25-Jun-09	287	265
8	25-Apr-06	213	212	46	25-Jul-09	296	276
9	25-May-06	214	212	47	25-Aug-09	286	264
10	25-Jun-06	212	210	48	25-Sep-09	285	262
11	25-Jul-06	213	210	49	25-Oct-09	293	271
12	25-Aug-06	212	208	50	25-Nov-09	283	259
13	25-Sep-06	211	207	51	25-Dec-09	291	268
14	25-Oct-06	213	208	52	25-Jan-10	282	258
15	25-Nov-06	211	205	53	25-Feb-10	281	257
16	25-Dec-06	212	207	54	25-Mar-10	307	287
17	25-Jan-07	210	204	55	25-Apr-10	279	254
18	25-Feb-07	210	204	56	25-May-10	287	263
19	25-Mar-07	216	212	57	25-Jun-10	277	251
20	25-Apr-07	209	202	58	25-Jul-10	292	271
21	25-May-07	211	204	59	25-Aug-10	282	259
22	25-Jun-07	208	200	60	25-Sep-10	289	238
23	25-Jul-07	274	271	61	25-Oct-10	302	252
24	25-Aug-07	270	267	62	25-Nov-10	288	235
25	25-Sep-07	281	252	63	25-Dec-10	301	250
26	25-Oct-07	289	260	64	25-Jan-11	286	234
27	25-Nov-07	280	248	65	25-Feb-11	286	233
28	25-Dec-07	288	257	66	25-Mar-11	325	279
29	25-Jan-08	285	264	67	25-Apr-11	284	232
30	25-Feb-08	284	262	68	25-May-11	297	246
31	25-Mar-08	301	281	69	25-Jun-11	283	230
32	25-Apr-08	283	260	70	25-Jul-11	296	245
33	25-May-08	291	269	71	25-Aug-11	282	228
34	25-Jun-08	281	258	72	25-Sep-11	281	227
35	25-Jul-08	297	278	73	25-Oct-11	294	242
36	25-Aug-08	295	276	74	25-Nov-11	280	225
37	25-Sep-08	294	275	75	25-Dec-11	292	239
38	25-Oct-08	295	276	76	25-Jan-12	278	224
39	25-Nov-08	289	268				

(1) Assumes 1-month LIBOR at 3.70% and 6-month LIBOR at 3.95% no losses and is run at the pricing speed to call.
(2) Assumes the Forward LIBOR curve and run at the pricing speed to call.

DESCRIPTION OF THE COLLATERAL

TOTAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$496,510,201		
Number of Loans	2,218		
Average Current Loan Balance	$223,855	$26,954	$1,089,098
[1] Original Loan-to-Value Ratio	75.01%	5.33%	100.00%
[1] Mortgage Rate	6.9263%	4.9900%	13.2000%
[1] Net Mortgage Rate	6.4217%	4.4854%	12.6954%
[1] [3] Note Margin	4.9618%	2.7000%	7.5000%
[1] [3] Maximum Mortgage Rate	13.2743%	10.9900%	19.2000%
[1] [3] Minimum Mortgage Rate	6.8748%	2.7500%	13.2000%
[1] [3] Term to Next Rate Adjustment (months)	29	21	60
[1] Original Term to Stated Maturity (months)	349	120	360
[1] Age (months)	2	0	3
[1] Remaining Term to Stated Maturity (months)	348	117	360
[1] [2] Credit Score	660	500	818

[1] Weighted Average, min and max reflect loan to value for first liens and combined loan to value for second liens.
[2] 100.00% of Mortgage Loans have Credit Scores.
[3] Adjustable Rate Loans Only

	Range	Percent of Cut-off Date Principal Balance
Product Type	FIXED	31.21%
	FIXED INTEREST ONLY	5.41%
	LIBOR 2/6 ARM	34.63%
	LIBOR 2/6 ARM INTEREST ONLY	10.27%
	LIBOR 3/6 ARM	4.82%
	LIBOR 3/6 ARM INTEREST ONLY	6.11%
	LIBOR 5/6 ARM	2.49%
	LIBOR 5/6 ARM INTEREST ONLY	5.07%
Lien	First	99.94%
	Second	0.06%
Property Type	Two- to four- family units	5.90%
	Condominium	7.09%
	Planned Unit Developments (attached)	4.78%
	Single-family detached	82.24%
Geographic Distribution	California	49.45%
	Minnesota	12.69%
	Massachusetts	9.85%
	Maryland	8.13%
	Illinois	7.47%
Number of States (including DC)		12
Documentation Type	Full/Alternative	72.83%
	Limited	1.22%
	Stated Income	25.95%
Loans with Prepayment Penalties		68.47%
Loans with Interest Only Period		26.85%

Credit Score Distribution of Total Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio
500 – 519	93	14,821,311	2.99	159,369	64.89
520 – 539	124	22,676,773	4.57	182,877	72.82
540 – 559	137	25,276,090	5.09	184,497	73.35
560 – 579	161	32,382,730	6.52	201,135	74.78
580 – 599	135	25,619,862	5.16	189,777	75.71
600 – 619	134	25,750,393	5.19	192,167	73.86
620 – 639	173	42,721,815	8.60	246,947	79.77
640 – 659	181	44,929,419	9.05	248,229	79.31
660 – 679	169	40,937,054	8.24	242,231	77.24
680 – 699	213	54,363,480	10.95	255,228	78.37
700 – 719	180	45,996,307	9.26	255,535	75.04
720 – 739	158	37,324,156	7.52	236,229	75.66
740 – 759	139	34,199,762	6.89	246,041	72.45
760 – 779	107	26,903,149	5.42	251,431	70.68
780 – 799	82	17,013,140	3.43	207,477	67.25
800 – 819	32	5,594,760	1.13	174,836	57.19
TOTAL:	2,218	496,510,201	100.00	223,855	75.01

Debt-to-Income Ratios of Total Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
0.01% - 5.00%	3	620,987	0.13	206,996	665	87.04
5.01% - 10.00%	5	591,796	0.12	118,359	664	63.98
10.01% - 15.00%	29	5,380,837	1.08	185,546	670	68.61
15.01% - 20.00%	78	12,113,702	2.44	155,304	677	66.03
20.01% - 25.00%	157	28,303,118	5.70	180,275	669	72.31
25.01% - 30.00%	264	54,204,356	10.92	205,320	676	72.85
30.01% - 35.00%	306	65,827,695	13.26	215,123	669	73.62
35.01% - 40.00%	351	78,690,220	15.85	224,189	663	75.56
40.01% - 45.00%	452	108,915,769	21.94	240,964	654	76.46
45.01% - 50.00%	464	116,020,069	23.37	250,043	655	76.66
50.01% - 55.00%	109	25,841,652	5.20	237,079	618	76.32
TOTAL:	2,218	496,510,201	100.00	223,855	660	75.01

Original Mortgage Loan Principal Balances of Total Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
$1 - $100,000	253	19,992,485	4.03	79,022	626	59.57
$100,001 - $200,000	917	138,828,427	27.96	151,394	644	70.98
$200,001 - $300,000	579	140,748,236	28.35	243,088	662	76.67
$300,001 - $400,000	251	86,400,598	17.40	344,225	669	76.37
$400,001 - $500,000	134	59,848,278	12.05	446,629	677	79.14
$500,001 - $600,000	53	29,482,016	5.94	556,264	674	80.50
$600,001 - $700,000	23	14,939,067	3.01	649,525	691	79.27
$700,001 - $800,000	7	5,181,997	1.04	740,285	674	82.49
$800,001 and greater	1	1,089,098	0.22	1,089,098	620	78.42
TOTAL:	2,218	496,510,201	100.00	223,855	660	75.01

Net Mortgage Rates of Total Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.0000% - 4.4999%	6	1,482,694	0.30	247,116	744	75.23
4.5000% - 4.9999%	200	52,721,839	10.62	263,609	736	69.63
5.0000% - 5.4999%	449	114,398,339	23.04	254,785	717	73.74
5.5000% - 5.9999%	332	83,314,463	16.78	250,947	693	76.34
6.0000% - 6.4999%	282	70,316,505	14.16	249,349	640	78.01
6.5000% - 6.9999%	195	42,401,042	8.54	217,441	626	78.18
7.0000% - 7.4999%	194	38,580,794	7.77	198,870	609	76.46
7.5000% - 7.9999%	119	24,005,146	4.83	201,724	591	75.02
8.0000% - 8.4999%	140	24,810,838	5.00	177,220	571	74.59
8.5000% - 8.9999%	90	15,222,137	3.07	169,135	558	74.35
9.0000% - 9.4999%	87	11,928,039	2.40	137,104	563	70.61
9.5000% - 9.9999%	84	11,783,309	2.37	140,277	551	74.38
10.0000% - 10.4999%	25	3,068,799	0.62	122,752	561	73.55
10.5000% - 10.9999%	4	626,705	0.13	156,676	572	79.86
11.0000% - 11.4999%	5	658,851	0.13	131,770	523	75.03
11.5000% - 11.9999%	4	750,200	0.15	187,550	517	70.79
12.0000% - 12.4999%	1	136,000	0.03	136,000	551	80.00
12.5000% - 12.9999%	1	304,500	0.06	304,500	539	74.77
TOTAL:	2,218	496,510,201	100.00	223,855	660	75.01

Mortgage Rates of Total Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.5000% - 4.9999%	5	1,225,194	0.25	245,039	746	74.23
5.0000% - 5.4999%	77	17,206,374	3.47	223,459	739	68.96
5.5000% - 5.9999%	565	148,512,105	29.91	262,853	721	72.92
6.0000% - 6.4999%	268	64,192,014	12.93	239,522	697	74.29
6.5000% - 6.9999%	352	90,607,155	18.25	257,407	648	78.89
7.0000% - 7.4999%	153	32,706,829	6.59	213,770	626	78.46
7.5000% - 7.9999%	238	48,766,006	9.82	204,899	611	76.68
8.0000% - 8.4999%	97	18,945,206	3.82	195,311	592	73.67
8.5000% - 8.9999%	162	29,870,778	6.02	184,388	573	75.51
9.0000% - 9.4999%	69	12,026,156	2.42	174,292	560	74.10
9.5000% - 9.9999%	108	15,124,020	3.05	140,037	561	71.60
10.0000% - 10.4999%	71	9,867,254	1.99	138,975	553	74.90
10.5000% - 10.9999%	38	4,984,853	1.00	131,180	553	72.83
11.0000% - 11.4999%	4	626,705	0.13	156,676	572	79.86
11.5000% - 11.9999%	5	658,851	0.13	131,770	523	75.03
12.0000% - 12.4999%	3	262,700	0.05	87,567	548	77.38
12.5000% - 12.9999%	2	623,500	0.13	311,750	511	70.02
13.0000% - 13.4999%	1	304,500	0.06	304,500	539	74.77
TOTAL:	2,218	496,510,201	100.00	223,855	660	75.01

Original Loan-to-Value Ratios of Total Mortgage Loans (1)

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
5.01% - 10.00%	3	321,934	0.06	107,311	560
10.01% - 15.00%	8	818,235	0.16	102,279	634
15.01% - 20.00%	15	1,346,055	0.27	89,737	650
20.01% - 25.00%	12	1,170,159	0.24	97,513	686
25.01% - 30.00%	17	1,673,099	0.34	98,418	679
30.01% - 35.00%	37	4,719,250	0.95	127,547	698
35.01% - 40.00%	46	7,023,403	1.41	152,683	685
40.01% - 45.00%	54	7,888,964	1.59	146,092	670
45.01% - 50.00%	58	8,494,891	1.71	146,464	682
50.01% - 55.00%	92	17,702,271	3.57	192,416	674
55.01% - 60.00%	130	26,055,946	5.25	200,430	667
60.01% - 65.00%	148	30,874,899	6.22	208,614	664
65.01% - 70.00%	170	42,460,164	8.55	249,766	655
70.01% - 75.00%	260	58,863,006	11.86	226,396	630
75.01% - 80.00%	318	72,881,750	14.68	229,188	665
80.01% - 85.00%	300	76,997,424	15.51	256,658	647
85.01% - 90.00%	481	119,493,854	24.07	248,428	668
90.01% - 95.00%	60	16,703,331	3.36	278,389	680
95.01% - 100.00%	9	1,021,565	0.21	113,507	675
TOTAL:	2,218	496,510,201	100.00	223,855	660

(1) Reflects loan to value for first liens and combined loan to value for second liens.

Original Combined Loan-to-Value Ratios of Total Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
5.01% - 10.00%	3	321,934	0.06	107,311	560
10.01% - 15.00%	8	818,235	0.16	102,279	634
15.01% - 20.00%	15	1,346,055	0.27	89,737	650
20.01% - 25.00%	12	1,170,159	0.24	97,513	686
25.01% - 30.00%	17	1,673,099	0.34	98,418	679
30.01% - 35.00%	37	4,719,250	0.95	127,547	698
35.01% - 40.00%	46	7,023,403	1.41	152,683	685
40.01% - 45.00%	53	7,798,964	1.57	147,150	671
45.01% - 50.00%	57	7,895,391	1.59	138,516	678
50.01% - 55.00%	92	17,955,771	3.62	195,171	675
55.01% - 60.00%	129	25,663,686	5.17	198,943	668
60.01% - 65.00%	147	30,714,399	6.19	208,941	663
65.01% - 70.00%	169	42,086,677	8.48	249,034	656
70.01% - 75.00%	261	59,032,712	11.89	226,179	630
75.01% - 80.00%	310	71,452,534	14.39	230,492	665
80.01% - 85.00%	300	77,036,524	15.52	256,788	647
85.01% - 90.00%	477	119,094,870	23.99	249,675	669
90.01% - 95.00%	61	17,281,331	3.48	283,301	680
95.01% - 100.00%	24	3,425,207	0.69	142,717	671
TOTAL:	2,218	496,510,201	100.00	223,855	660

(4) Reflects combined loan value for first and second liens.

Geographic Distribution of Mortgaged Properties of Total Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
California	820	245,511,784	49.45	299,405	673	72.77
Minnesota	376	62,984,666	12.69	167,512	645	81.02
Massachusetts	202	48,901,058	9.85	242,084	656	75.94
Maryland	212	40,373,986	8.13	190,443	646	74.24
Illinois	235	37,108,991	7.47	157,911	622	78.16
Other(1)	373	61,629,716	12.43	170,724	656	74.00
TOTAL:	2,218	496,510,201	100.00	223,855	660	75.01

Mortgage Loan Purpose of Total Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Equity Refinance	2,057	461,969,270	93.04	224,584	658	74.92
Purchase	30	5,037,339	1.01	167,911	691	76.98
Rate/Term Refinance	131	29,503,593	5.94	225,218	686	76.06
TOTAL:	2,218	496,510,201	100.00	223,855	660	75.01

Mortgage Loan Documentation Type of Total Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Full/Alternative	1,620	361,614,938	72.83	223,219	665	75.53
Limited	28	6,037,051	1.22	215,609	687	71.63
Stated Income	570	128,858,212	25.95	226,067	645	73.69
TOTAL:	2,218	496,510,201	100.00	223,855	660	75.01

Occupancy Types of Total Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Investor	88	16,225,658	3.27	184,382	668	74.02
Primary Residence	2,124	479,058,119	96.49	225,545	660	75.02
Second/Vacation	6	1,226,425	0.25	204,404	679	84.67
TOTAL:	2,218	496,510,201	100.00	223,855	660	75.01

Mortgaged Property Types of Total Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio o
Two- to four- family units	119	29,299,180	5.90	246,212	657	73.40
Condominium	185	35,186,118	7.09	190,195	664	76.62
Planned Unit Developments (attached)	99	23,710,537	4.78	239,500	679	76.46
Single-family detached	1,815	408,314,366	82.24	224,967	659	74.90
TOTAL:	2,218	496,510,201	100.00	223,855	660	75.01

Prepayment Penalty Terms of Total Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
None	775	156,573,212	31.53	202,030	644	75.94
12 Months	102	20,782,700	4.19	203,752	670	73.28
24 Months	3	426,631	0.09	142,210	647	77.93
36 Months	1,338	318,727,659	64.19	238,212	667	74.66
TOTAL:	2,218	496,510,201	100.00	223,855	660	75.01

Interest Only Terms of Total Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Not Interest Only	1,752	363,179,415	73.15	207,294	648	73.63
24 Months	4	1,110,489	0.22	277,622	658	74.25
36 Months	1	450,000	0.09	450,000	656	90.00
60 Months	460	131,405,597	26.47	285,664	693	78.78
120 Months	1	364,700	0.07	364,700	722	79.98
TOTAL:	2,218	496,510,201	100.00	223,855	660	75.01

DESCRIPTION OF THE COLLATERAL

INTEREST ONLY MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$133,330,786		
Number of Loans	466		
Average Current Loan Balance	$286,118	$60,000	$750,000
[1] Original Loan-to-Value Ratio	78.78%	12.34%	95.06%
[1] Mortgage Rate	6.3769%	5.5000%	9.9900%
[1] Net Mortgage Rate	5.8723%	4.4954%	9.4854%
[1] [3] Note Margin	4.2591%	2.7000%	6.0000%
[1] [3] Maximum Mortgage Rate	12.3787%	11.0000%	15.9900%
[1] [3] Minimum Mortgage Rate	5.8482%	2.7500%	9.9900%
[1] [3] Term to Next Rate Adjustment (months)	34	21	60
[1] Original Term to Stated Maturity (months)	360	360	360
[1] Age (months)	2	0	3
[1] Remaining Term to Stated Maturity (months)	358	357	360
[1] [2] Credit Score	693	613	815

[1] Weighted Average, min and max reflect loan to value for first liens and combined loan to value for second liens.
[2] 100.00% of Mortgage Loans have Credit Scores.
[3] Adjustable Rate Loans Only

	Range	Percent of Cut-off Date Principal Balance
Product Type	FIXED INTEREST ONLY	20.14%
	LIBOR 2/6 ARM INTEREST ONLY	38.23%
	LIBOR 3/6 ARM INTEREST ONLY	22.74%
	LIBOR 5/6 ARM INTEREST ONLY	18.89%
Lien	First	100.00%
Property Type	Two- to four- family units	2.88%
	Condominium	7.85%
	Planned Unit Developments (attached)	5.22%
	Single-family detached	84.04%
Geographic Distribution	California	67.91%
	Minnesota	10.54%
	Maryland	5.89%
	Massachusetts	5.07%
Number of States (including DC)		10
Documentation Type	Full/Alternative	69.81%
	Limited	1.63%
	Stated Income	28.57%
Loans with Prepayment Penalties		77.03%
Loans with Interest Only Period		100.00%

Credit Score Distribution of Interest Only Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio
600 - 619	1	200,000	0.15	200,000	87.34
620 - 639	66	19,080,013	14.31	289,091	82.16
640 - 659	70	20,825,830	15.62	297,512	79.71
660 - 679	56	15,942,592	11.96	284,689	80.98
680 - 699	74	21,860,055	16.40	295,406	81.44
700 - 719	53	16,266,788	12.20	306,921	78.15
720 - 739	47	12,373,925	9.28	263,275	78.79
740 - 759	43	12,562,761	9.42	292,157	73.86
760 - 779	33	9,312,658	6.98	282,202	74.39
780 - 799	17	3,636,145	2.73	213,891	70.00
800 - 819	6	1,270,020	0.95	211,670	51.90
TOTAL:	466	133,330,786	100.00	286,118	78.78

Debt-to-Income Ratios of Interest Only Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
5.01% - 10.00%	1	125,000	0.09	125,000	686	43.86
10.01% - 15.00%	7	1,641,842	1.23	234,549	710	71.28
15.01% - 20.00%	17	3,262,149	2.45	191,891	696	72.65
20.01% - 25.00%	29	6,403,691	4.80	220,817	700	76.92
25.01% - 30.00%	52	14,132,559	10.60	271,780	711	75.86
30.01% - 35.00%	64	17,530,610	13.15	273,916	700	76.45
35.01% - 40.00%	80	22,618,396	16.96	282,730	694	79.61
40.01% - 45.00%	110	34,768,322	26.08	316,076	684	80.86
45.01% - 50.00%	99	30,574,028	22.93	308,829	686	79.89
50.01% - 55.00%	7	2,274,190	1.71	324,884	688	81.26
TOTAL:	466	133,330,786	100.00	286,118	693	78.78

Original Mortgage Loan Principal Balances of Interest Only Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
$1 - $100,000	14	1,145,025	0.86	81,788	706	51.72
$100,001 - $200,000	127	20,012,927	15.01	157,582	700	73.54
$200,001 - $300,000	147	36,198,051	27.15	246,245	689	78.13
$300,001 - $400,000	86	29,467,595	22.10	342,646	697	78.11
$400,001 - $500,000	57	25,456,565	19.09	446,606	688	82.33
$500,001 - $600,000	21	11,610,646	8.71	552,888	693	82.84
$600,001 - $700,000	9	5,807,981	4.36	645,331	697	81.95
$700,001 - $800,000	5	3,631,997	2.72	726,399	673	85.17
TOTAL:	466	133,330,786	100.00	286,118	693	78.78

Net Mortgage Rates of Interest Only Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.0000% - 4.4999%	1	257,500	0.19	257,500	735	79.97
4.5000% - 4.9999%	77	23,315,738	17.49	302,802	730	73.77
5.0000% - 5.4999%	122	35,049,321	26.29	287,290	713	78.34
5.5000% - 5.9999%	91	26,181,682	19.64	287,711	699	76.41
6.0000% - 6.4999%	84	23,663,816	17.75	281,712	663	80.97
6.5000% - 6.9999%	44	11,568,266	8.68	262,915	655	83.70
7.0000% - 7.4999%	26	7,429,349	5.57	285,744	651	86.18
7.5000% - 7.9999%	12	3,702,314	2.78	308,526	644	85.30
8.0000% - 8.4999%	7	1,399,300	1.05	199,900	630	83.79
8.5000% - 8.9999%	1	502,500	0.38	502,500	622	71.28
9.0000% - 9.4999%	1	261,000	0.20	261,000	627	89.08
TOTAL:	466	133,330,786	100.00	286,118	693	78.78

Mortgage Rates of Interest Only Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
5.0000% - 5.4999%	32	8,307,667	6.23	259,615	738	69.45
5.5000% - 5.9999%	168	50,314,892	37.74	299,493	717	77.70
6.0000% - 6.4999%	71	19,372,482	14.53	272,852	703	74.98
6.5000% - 6.9999%	104	30,473,017	22.86	293,010	669	80.86
7.0000% - 7.4999%	39	9,942,966	7.46	254,948	656	83.96
7.5000% - 7.9999%	31	9,054,649	6.79	292,085	651	85.44
8.0000% - 8.4999%	8	2,213,970	1.66	276,746	654	81.72
8.5000% - 8.9999%	11	2,887,644	2.17	262,513	629	87.31
9.0000% - 9.4999%	1	502,500	0.38	502,500	622	71.28
9.5000% - 9.9999%	1	261,000	0.20	261,000	627	89.08
TOTAL:	466	133,330,786	100.00	286,118	693	78.78

Original Loan-to-Value Ratios of Interest Only Mortgage Loans[1]

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
10.01% - 15.00%	1	60,000	0.05	60,000	625
15.01% - 20.00%	2	168,600	0.13	84,300	730
20.01% - 25.00%	1	107,100	0.08	107,100	781
25.01% - 30.00%	1	207,820	0.16	207,820	804
30.01% - 35.00%	3	484,650	0.36	161,550	748
35.01% - 40.00%	7	1,164,344	0.87	166,335	689
40.01% - 45.00%	11	1,932,468	1.45	175,679	718
45.01% - 50.00%	8	1,372,989	1.03	171,624	705
50.01% - 55.00%	14	3,199,611	2.40	228,544	723
55.01% - 60.00%	22	4,775,433	3.58	217,065	736
60.01% - 65.00%	22	5,234,254	3.93	237,921	716
65.01% - 70.00%	27	8,838,389	6.63	327,348	696
70.01% - 75.00%	45	12,372,563	9.28	274,946	689
75.01% - 80.00%	65	19,190,200	14.39	295,234	699
80.01% - 85.00%	66	22,905,571	17.18	347,054	684
85.01% - 90.00%	149	45,092,961	33.82	302,637	683
90.01% - 95.00%	21	5,857,834	4.39	278,944	694
95.01% - 100.00%	1	366,000	0.27	366,000	642
TOTAL:	466	133,330,786	100.00	286,118	693

[1] Reflects loan to value for first liens and combined loan to value for second liens.

Original Combined Loan-to-Value Ratios of Interest Only Mortgage Loans[4]

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
10.01% - 15.00%	1	60,000	0.05	60,000	625
15.01% - 20.00%	2	168,600	0.13	84,300	730
20.01% - 25.00%	1	107,100	0.08	107,100	781
25.01% - 30.00%	1	207,820	0.16	207,820	804
30.01% - 35.00%	3	484,650	0.36	161,550	748
35.01% - 40.00%	7	1,164,344	0.87	166,335	689
40.01% - 45.00%	10	1,842,468	1.38	184,247	723
45.01% - 50.00%	9	1,462,989	1.10	162,554	700
50.01% - 55.00%	14	3,199,611	2.40	228,544	723
55.01% - 60.00%	21	4,665,433	3.50	222,163	738
60.01% - 65.00%	22	5,234,254	3.93	237,921	716
65.01% - 70.00%	27	8,838,389	6.63	327,348	696
70.01% - 75.00%	46	12,482,563	9.36	271,360	689
75.01% - 80.00%	62	18,201,269	13.65	293,569	699
80.01% - 85.00%	66	22,905,571	17.18	347,054	684
85.01% - 90.00%	150	45,724,342	34.29	304,829	683
90.01% - 95.00%	21	5,857,834	4.39	278,944	694
95.01% - 100.00%	3	723,550	0.54	241,183	653
TOTAL:	466	133,330,786	100.00	286,118	693

[4] Reflects combined loan value for first and second liens.

Geographic Distribution of Mortgaged Properties of Interest Only Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
California	264	90,549,004	67.91	342,989	693	77.32
Minnesota	71	14,047,005	10.54	197,845	689	86.92
Maryland	32	7,848,313	5.89	245,260	701	78.16
Massachusetts	27	6,757,262	5.07	250,269	675	79.82
Other[1]	72	14,129,202	10.60	198,983	699	77.93
TOTAL:	466	133,330,786	100.00	286,118	693	78.78

Mortgage Loan Purpose of Interest Only Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Equity Refinance	425	121,314,249	90.99	285,445	690	78.86
Purchase	6	1,225,770	0.92	204,295	691	78.04
Rate/Term Refinance	35	10,790,768	8.09	308,308	721	77.95
TOTAL:	466	133,330,786	100.00	286,118	693	78.78

Mortgage Loan Documentation Type of Interest Only Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Full/Alternative	335	93,075,154	69.81	277,836	696	78.53
Limited	8	2,167,313	1.63	270,914	693	76.43
Stated Income	123	38,088,319	28.57	309,661	685	79.53
TOTAL:	466	133,330,786	100.00	286,118	693	78.78

Occupancy Types of Interest Only Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Investor	2	559,000	0.42	279,500	707	78.40
Primary Residence	462	132,266,196	99.20	286,290	692	78.77
Second/Vacation	2	505,590	0.38	252,795	728	82.50
TOTAL:	466	133,330,786	100.00	286,118	693	78.78

Mortgaged Property Types of Interest Only Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio o
Two- to four- family units	13	3,845,891	2.88	295,838	675	80.01
Condominium	42	10,469,028	7.85	249,263	696	81.94
Planned Unit Developments (attached)	25	6,958,989	5.22	278,360	727	76.35
Single-family detached	386	112,056,878	84.04	290,303	691	78.59
TOTAL:	466	133,330,786	100.00	286,118	693	78.78

Prepayment Penalty Terms of Interest Only Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
None	111	30,626,490	22.97	275,914	685	79.02
12 Months	16	4,809,800	3.61	300,613	725	79.87
24 Months	1	271,150	0.20	271,150	644	85.00
36 Months	338	97,623,347	73.22	288,826	694	78.63
60 Months	16	4,809,800	3.61	300,613	725	79.87
TOTAL:	466	133,330,786	100.00	286,118	693	78.78

Interest Only Terms of Interest Only Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
INTEREST ONLY	466	133,330,786	100.00	286,118	692.68	78.78
24 Months	4	1,110,489	0.83	277,622	657.97	74.25
36 Months	1	450,000	0.34	450,000	656	90.00
60 Months	460	131,405,597	98.56	285,664	693.02	78.78
120 Months	1	364,700	0.27	364,700	722	79.98
TOTAL:	466	133,330,786	100.00	286,118	693	78.78

Contact Information

Contacts

MBS Trading

Scott Eichel — Tel: (212) 272-5451
Sr. Managing Director — seichel@bear.com

Chris Scott — Tel: (212) 272-5451
Sr. Managing Director — cscott@bear.com

MBS Structuring

Keith Lind — Tel: (212) 272-5451
Vice-President — klind@bear.com

MBS Banking

Ernie Calabrese — Tel: (212) 272-9529
Managing Director — ecalabrese@bear.com

Robert Durden — Tel: (212) 272-5714
Analyst — rdurden@bear.com

Syndicate

Carol Fuller — Tel: (212) 272-4955
Managing Director — cfuller@bear.com

Angela Ward — Tel: (212) 272-4955
Vice-President — award@bear.com

Rating Agencies

Spencer Van Kirk– S&P — Tel: (212) 438-3135
spencer_van_kirk@standardandpoors.com

Navneet Agarwal – Moody's — Tel: (212) 553-3674
Navneet.agarwal@moodys.com